QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

J.M. LIPTON President and Chief Executive Officer	NOVA Chemicals Corporation 1000 - 7th Avenue S.W. Calgary, Alberta Canada T2P 5L5 (403) 750-3600

March 1, 2006

Dear NOVA Chemicals Shareholder:

        I am pleased to invite you to attend the annual meeting of the holders of common shares of NOVA Chemicals Corporation to be held at NOVA Chemicals' United States Operating Center located at 1555 Coraopolis Heights Road, Moon Township, Pennsylvania, United States on April 5, 2006 commencing at 10:30 a.m. (Eastern time). Enclosed with this letter are NOVA Chemicals' 2005 Annual Report, Notice of Annual Meeting, Management Proxy Circular and a form of proxy or voting instruction form. These materials describe the business to be dealt with at the meeting and provide you with additional information about NOVA Chemicals and its directors and executive officers.

        Your vote is important. If you are unable to attend the meeting, I would encourage you to complete, sign, date and return the enclosed proxy form or voting instruction form in the enclosed postage prepaid self-addressed envelope, so that your shares can be voted at the meeting.

        For those shareholders who cannot attend the meeting in person, NOVA Chemicals has made arrangements to provide a live webcast of the meeting. Details on how shareholders may listen to the proceedings on the webcast may be found on NOVA Chemicals' website at www.novachemicals.com and will be provided in a news release prior to the meeting.

        Thank you for your participation as a shareholder of NOVA Chemicals.

                        Sincerely,

                        Jeffrey M. Lipton

Exhibit 99.2

NOVA Chemicals Corporation

NOTICE OF ANNUAL MEETING

        NOTICE is hereby given that the annual meeting (the "Meeting") of the holders of common shares (the "Common Shares") of NOVA Chemicals Corporation ("NOVA Chemicals") will be held at NOVA Chemicals' United States Operating Center located at 1555 Coraopolis Heights Road, Moon Township, Pennsylvania, United States on April 5, 2006 commencing at 10:30 a.m. (Eastern time) for the following purposes:

1.
to receive the consolidated financial statements of NOVA Chemicals for the year ended December 31, 2005 and the report of the auditors;

2.
to elect directors;

3.
to appoint Ernst & Young LLP as the auditors of NOVA Chemicals; and

4.
to consider such other matters or business as may properly come before the Meeting or any adjournment thereof.

        Each of these items is described in more detail in the accompanying Management Proxy Circular.

        The record date for the determination of holders of Common Shares entitled to receive notice of, and to attend and vote at, the Meeting has been determined to be the close of business on February 24, 2006.

By Order of the Board of Directors JACK S. MUSTOE Senior Vice President, Legal, General Counsel and Corporate Secretary

Calgary, Alberta
March 1, 2006

TO: HOLDERS OF COMMON SHARES

        If you are unable to attend the Meeting in person and you are a registered shareholder, please complete and sign the enclosed proxy form and forward it in the enclosed postage prepaid self-addressed envelope, or otherwise deliver it, to CIBC Mellon Trust Company, 600 The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, for arrival no later than 5:00 p.m. Calgary time on April 4, 2006. Non-registered shareholders who receive these materials through their broker or other intermediary should complete and send the voting instruction form in accordance with the instructions provided by their broker or intermediary.

QuickLinks

Exhibit 99.1
Exhibit 99.2